Exhibit 99.1

July 15, 2026

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Proceedings of the 80th Annual General Meeting (“AGM”) of Wipro Limited

We are hereby submitting the summary of proceedings of the 80th AGM of the Company held on Wednesday, July 15, 2026, through video conferencing.

The same will be made available on the Company’s website www.wipro.com

Thanking you.

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above

SUMMARY OF PROCEEDINGS OF THE 80TH ANNUAL GENERAL MEETING

The 80th Annual General Meeting (the “AGM”) of the Members of Wipro Limited (the “Company’’) commenced on Wednesday, July 15, 2026 at 9:00 AM IST and concluded at 11:35 AM IST, through video conferencing (“VC”), in compliance with the General circular nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, and subsequent circulars issued in this regard, the latest being 03/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs and applicable provisions of the Companies Act, 2013 (“Act”) and circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CFD-PoD-2/P/ CIR/2024/133 dated October 3, 2024 issued by the Securities and Exchange Board of India (“SEBI”), and under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”).

The following Directors were present:

Sl. No.	Name of the Director	Designation	Attended through VC from
1	Mr. Rishad A. Premji	Chairman	Bengaluru, Karnataka, India

2	Mr. Srinivas Pallia	Chief Executive Officer and Managing Director	Bengaluru, Karnataka, India

3	Mr. Azim H. Premji	Non-Executive Non-Independent Director	Bengaluru, Karnataka, India

4	Mr. Deepak M. Satwalekar	Independent Director, Chairman of Audit, Risk and Compliance Committee and Administrative and Shareholders / Investors Grievance Committee	Bengaluru, Karnataka, India

5	Ms. Tulsi Naidu	Independent Director, Chairperson of Nomination and Remuneration Committee	Bengaluru, Karnataka, India

6	Ms. Päivi Rekonen	Independent Director	Bengaluru, Karnataka, India

7	Mr. N. S. Kannan	Independent Director	Mumbai, Maharashtra, India

8	Ms. Laura Miller	Independent Director	Bengaluru, Karnataka, India

In attendance:

Sl. No.	Name of the Officials	Designation	Attended through VC from
1	Ms. Aparna Iyer	Chief Financial Officer	Bengaluru, Karnataka, India

2	Mr. M Sanaulla Khan	Company Secretary	Bengaluru, Karnataka, India

3	Mr. Anand Subramanian	Partner, Deloitte Haskins & Sells LLP, Statutory Auditor	Bengaluru, Karnataka, India

4	Mr. V. Sreedharan	Partner, V. Sreedharan & Associates, Secretarial Auditor and Scrutinizer	Bengaluru, Karnataka, India

Members Present: 168 Members attended through video conferencing.

Pursuant to Article 96 of the Articles of Association of the Company, Mr. Rishad A. Premji, being the Chairman of the Board, took the chair and conducted the proceedings of the Meeting after ascertaining that the requisite quorum was present. He introduced the members of the Board and other officials present at the meeting.

The Chairman thereafter requested Mr. M Sanaulla Khan, Company Secretary, to brief the Members regarding the arrangements made for the meeting. The Company Secretary informed the Members that the meeting is being held through video conferencing in accordance with the circulars and guidelines issued by Ministry of Corporate Affairs and SEBI.

He further informed that the Company has enabled the Members to participate at the 80th AGM through the video conferencing facility and the proceedings of the AGM were streamed live for the benefit of all the Members. It was further informed that the Members have been provided with the facility to exercise their right to vote by electronic means, both through remote e-voting and e-voting at the AGM in accordance with the provisions of the Companies Act 2013 and SEBI Listing Regulations. The Members who joined the meeting through video conferencing, who had not already cast their vote by means of remote e-voting, were provided with the facility to vote through insta-poll e-voting at the AGM. Mr. V. Sreedharan, Practicing Company Secretary and Partner of V. Sreedharan and Associates, Company Secretaries, was appointed as the Scrutinizer to report on the combined voting results of remote e-voting and the lnsta-Poll for each of the items specified in the agenda as per the notice of the AGM.

The Chairman addressed the Members and spoke about the financial highlights of FY26, Artificial Intelligence-driven innovation and growth opportunities, sustainability, among other things. (Detailed speech is enclosed herewith).

The Chairman then invited Mr. Srinivas Pallia, CEO and Managing Director for his remarks. Mr. Srinivas Pallia addressed the Members and spoke about Wipro’s financial and operational performance during FY26, strategic acquisitions, business strategy and Artificial Intelligence-led growth model, among other things. (Detailed speech is enclosed herewith).

Thereafter, the Chairman declared that the notice of the 80th Annual General Meeting and the Annual Report, containing audited financial statements (including consolidated financial statements) for the year ended March 31, 2026 and Board’s and Auditors’ Reports, had been sent through electronic mode to those Members whose e-mail addresses had been registered with the Company or Depositories. Accordingly, the Notice of the AGM and Statutory Auditors’ report were taken as read. It was also informed that the original documents, including the register of Director’s shareholding, register of contracts, copies of audited financial statements, etc., were made available for inspection.

The following items of business, as per the notice of the AGM, were transacted:

1.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon.

2.

To confirm the interim dividend of ₹5 per equity share declared by the Board on July 17, 2025, and ₹6 per equity share declared by the Board on January 16, 2026, as the final dividend for the financial year ended March 31, 2026.

3.	To appoint a director in place of Mr. Azim H. Premji (DIN: 00234280), who retires by rotation and being eligible, offers himself for re-appointment.

Clarifications were provided to the queries raised by the Members.

The voting results on all the resolutions set out in the notice of AGM along with the scrutinizers’ report will be filed with the exchanges and will be made available on our website on or before July 17, 2026.

SPEECH BY RISHAD A. PREMJI, CHAIRMAN

Good morning, and thank you for joining us.

This year, Wipro turns 80.

Eight decades is a remarkable milestone. Few companies remain relevant across multiple eras of change and technological innovation.

From a company founded in 1945 to a global technology partner serving clients across industries and continents, Wipro’s journey has been defined by one enduring quality: the ability to adapt.

We have evolved with the world around us while remaining anchored in the values that define us.

I feel fortunate to be part of this journey and deeply grateful for the trust our shareholders, clients, partners and employees continue to place in us.

In previous years, I have used this forum to walk through my shareholder letter. This year, rather than repeat what many of you have already read, I would like to spend a few moments reflecting on the year behind us and then discuss a topic that is shaping the future of our industry: artificial intelligence.

Let me begin with our performance for FY26.

The industry remained cautious throughout the year. Clients prioritised efficiency, consolidation and cost optimisation, even as conversations shifted towards AI and modernisation. In this environment, we remained disciplined.

Revenue declined 1.6% in constant currency to $10.5 billion. IT Services operating margin improved by 15 basis points to 17.2%.

Adjusted for labour code changes, net income increased 2.2% to $1.43 billion, and earnings per share rose 2.1% to ₹12.8.

For FY26, we declared a dividend of ₹11 per share, taking our payout ratio over the block of three year period to 87.8%.

In April, the Board approved a ₹150 billion share buyback—our largest ever—reflecting our commitment to returning substantial operating cash flows to shareholders.

At the same time, we continued to invest in AI capabilities, platforms and talent, while maintaining our focus on margins and cash generation.

One of the questions I am asked most often today is what AI means for companies like Wipro and for the technology industry.

We believe AI represents one of the most fundamental shifts of our time.

Alongside efficiency gains, it is creating new opportunities for innovation, transformation and growth, while accelerating demand in areas such as data, modernisation and AI-powered IT.

Our clients have moved beyond pilots and begun embedding AI into core business processes & operations. The focus is shifting from experimentation to execution.

We are already seeing the effects of that shift in the nature of work.

In operations, the role of people is shifting away from routine transaction processing towards exception handling, compliance, insight and decision support.

In technology, AI is changing the economics and speed of modernisation and software engineering thus creating new pools of growth.

But this is easier said than done. Real enterprises are complex. Their technology estates, processes and operating models have evolved over decades within regulatory, security and operational constraints. Realising business outcomes from AI requires more than just deploying technology. Organisations must reimagine processes and workflows, modernize data and enterprise architectures, all while taking people along.

For most organisations, this will not be a single project or system deployment. It will be a journey of transformation.

Along that journey, organisations will need new capabilities, new operating models and new ways for people and AI to work together all underpinned by Responsible AI & governance.

Helping enterprises navigate this complexity while deeply understanding their unique context, will require the technology services industry and Wipro to be at the heart of this transformation.

This is where Wipro brings a distinctive advantage.

It is an advantage built over time.

Many of our client relationships span years, and in some cases decades. We have worked alongside clients through multiple technology transitions. We understand their businesses, operating environments, processes, systems, priorities and most importantly have built trust with their teams over years.

So what are we as Wipro doing? We continue to invest in AI capabilities, platforms, partnerships and talent.

Our AI approach is anchored in Wipro Intelligence, our unified suite of AI-powered platforms, solutions and transformative offerings.

Through Wipro Intelligence, we see the AI opportunity across three dimensions: helping clients run better, build better and reimagine their businesses.

To help clients run better, WINGS is our AI-first operations platform across infrastructure, applications, cybersecurity and business processes.

To help clients build better, WEGA is our AI-powered engineering platform that helps modernise technology estates, accelerate software development and transform how applications are built and maintained.

And we help clients reimagine their businesses through new capabilities and offerings that unlock new sources of growth, innovation and value.

At the start of FY27, we established a dedicated AI Native Business and Platforms unit focused solely on building and accelerating enterprise-scale agentic AI businesses, platforms and solutions.

Let me share two examples that bring some of our AI work to life.

For a large US bank, we used generative AI to modernise legacy applications through automated code generation, deployment and testing. The program reduced migration effort by close to 30 percent, improved productivity and accelerated development cycles.

For a global healthcare company, our AI-enabled automation platform processed more than 500K invoices representing over $8 billion in value. The solution achieved 70 percent touchless processing while improving turnaround times and operational efficiency.

We are seeing this within Wipro as well as with us being client zero. AI is helping us simplify and accelerate important business processes. In the finance function, monthly financial closing cycles have been reduced from 24 hours to 8 hours, while planning activities that once took a month can now be completed in five days. These gains are not just about efficiency. They enable faster decisions and a better use of human expertise.

At the same time, we continue to invest in talent. A significant majority of our workforce has completed advanced AI learning pathways, and we are building & scaling new roles and capabilities such as exponential engineers, AI architects & FDEs.

While we continue to invest in our business & people, our commitment to sustainability and community remain resolute. Renewable energy now accounts for 94% of our operations, putting us on track to reach 100% before 2030. We reduced absolute freshwater consumption by 4.6%, despite higher return-to-office levels, and recycled 98% of our waste. Nearly 31,000 employees contributed more than 35,000 hours of volunteering through our ‘Be the Change’ platform. Since FY21, our community initiatives have now touched nearly six million people across more than 20 countries.

Looking ahead to our ninth decade, I remain confident in our ability to adapt to change while staying true to the values that define us.

That confidence does not come from knowing exactly what the future will look like. It comes from the strength of our people, the trust & depth of our client relationships, our deep capabilities, investments and the culture of learning and reinvention that has sustained Wipro for 80 years.

To our shareholders, clients, partners and employees, thank you for your continued trust and support.

And thank you for being part of Wipro’s journey.

SPEECH BY SRINIVAS PALLIA, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

This year marked two important milestones for Wipro.

80 years since we were founded. And 25 years since we became the first Indian IT services company to be listed on the New York Stock Exchange.

These are not just milestones. They are proof of our ability to adapt and stay relevant through constant change.

Our journey has been built on long-term relationships, deep client trust, and by evolving alongside our clients.

Today, as AI adoption accelerates, we are moving forward with clear intent. AI is reshaping how companies operate, compete, and grow. The pace of change is accelerating, and of course expectations are higher. The focus is on measurable results and sustained business impact.

Clients are looking for partners who can reimagine with AI—helping them modernize their technology estate, simplify complexity, and make AI work safely and also effectively across the enterprise.

Let me now summarize our financial performance before sharing more updates.

For FY 26, our IT services revenue was 10.5 billion dollars, a decline of 1.6% in constant currency.

Our Bookings grew 14% to 16.4 billion dollars.

Our large-deal bookings grew year-on-year to 7.8 billion dollars. We also won four deals with TCV over 500 million dollars. Overall, we closed 50 large deals.

We expanded our operating margin to 17.2%.

We continue to make targeted investments for the future.

•	We set up the AI Native Business & Platforms Unit to deepen our AI focus. We are investing in building AI capabilities as we pivot towards a platform-plus-services model.

•

We have committed 500 million dollars to Wipro Ventures to invest in frontier startups across AI, Data, and Security, allowing us to co-innovate and deliver differentiated value to our clients. Wipro Ventures helps connect our clients with emerging technologies and dynamic startups, bringing these innovations to solve real-world industry challenges.

•

We strengthened our ecosystem through Partnerships and by closely collaborating with Frontier Labs, AI leaders, startups, and global academic institutions. We have set up joint Partner Labs and Centers of Excellence.

•

Our investment in the Wipro Innovation Network continues with the launch of 10 Labs globally to accelerate co-innovation with clients. Through the Network, we are investing in frontier technologies, including Fully Autonomous Agentic AI, Physical AI, Quantum Computing, and Space Tech.

•

We have recently set up an Applied AI Center of Excellence for Claude models, powered by Anthropic. Our UK AI Lab won the OpenAI Codex Hackathon for a consulting-led, AI-powered banking solution, while Capco, our BFSI consulting business unit, won the AI Governance & Risk Excellence Award at the OpenAI Partner Summit. Together, these accolades validate our ability to innovate at the frontier, while applying AI responsibly in complex enterprise environments.

Beyond AI, we have made other strategic bets to shape our future

•

The acquisition of HARMAN’s Digital Transformation Solutions, now part of our Engineering global business line, strengthens our engineering and platform capabilities. In fact, it boosts our portfolio with AI-led, end-to-end engineering solutions across key industries and sectors, including Healthcare, Hi-tech, and Industrial Manufacturing. It brings in deep expertise around connected assets for Smart Factories, Patient Care, and Embedded Network Security. It strengthens our Design to Manufacturing offerings and has opened new markets for us in South Korea.

•

We continue to drive deeper, multi-year end-to-end AI transformation programs. Our partnership with Olam Group, along with the acquisition of Mindsprint, strengthens our position in supply chain and agri-business—expanding our ability to deliver AI-powered, IP-led, and domain-centric transformation across farm-to-fork value chain, while opening new growth opportunities in this sector.

As you are aware, at Wipro, we have pivoted to a consulting-led, AI-powered strategy.

Our focus remains on building capabilities aligned with where enterprise demand is headed. We are prioritizing sectors where domain depth matters, investing across technology spectrum, and re-architecting Wipro around AI, while helping our clients do the same.

Enterprise AI opportunity is not just about models. It is about understanding where work happens, where data sits, where constraints exist, and where value can be unlocked. At the core of our AI strategy is Wipro Intelligence, our unified suite of AI-powered platforms, solutions, and transformative offerings.

Wipro Intelligence gives us a common execution foundation. It brings together platforms and industry solutions—along with partner innovation to drive delivery capabilities to enterprise-scale outcomes. Wipro Intelligence leverages frontier AI models into enterprise-grade solutions and workflows.

Through WINGS and WEGA, our delivery platforms within Wipro Intelligence, we are integrating AI across operations and software development. AI is now central to all our engagements, with several hundred deployed enterprise-grade agents driving automation, productivity, and tangible client outcomes.

Success in AI is not driven solely by models. It requires integrating domain, process, data, cloud, security, and, of course, change management. When these elements come together, transformation becomes real.

Our “Reimagine AI services” include AI consulting and advisory, data transformation, process redesign, modernization, physical AI, and trusted AI systems. These are all interconnected and not separate initiatives.

This is also driving a shift in commercial models. Moving from effort-based pricing to consumption-, transaction-, and business-outcome-based models.

I would like to share more details about our AI Native Business & Platforms Unit.

With this unit, our goal is to build and scale AI-led platforms, incubate new AI-native businesses, and create differentiated industry plays.

This unit will focus on scaling enterprise-grade agentic AI and on building industry-, cross-industry-, and functional platforms to drive measurable outcomes for clients. It brings together product management, engineering, and forward-deployed capabilities and engineers to accelerate real-world impact.

It will develop and scale domain-specific, enterprise-grade Small Language Models that delivers targeted intelligence, lower operating costs, and specific business outcomes. These SLMs will power specialized agents, support sovereign AI requirements, and provide an efficient foundation for deploying AI at scale across industries and functions.

Of course, building AI talent is a priority for us.

Technology transitions rely heavily on talent transitions. At Wipro, we are building an AI-ready workforce at scale, enabling structured learning and a growing base of advanced skills and certifications. AI skilling is now embedded into delivery—driving productivity and better client outcomes. Our focus is on role-based capabilities across the AI spectrum, from advisory to deep tech.

Finally, as we look ahead, the role of IT services is expanding and evolving. The questions around AI will continue to evolve. Expectations will become sharper. Hence our focus is to stay grounded in execution and deliver outcomes at scale. Let me conclude by summarizing our focus and strategy:

•	Lead with our consulting-led, AI-powered strategy.

•	Help clients reimagine processes, build AI platforms, and create new operating models.

•	Bring together domain, process, data, cloud, security, and change management to scale AI responsibly.

•	Strengthen client relationships through measurable business impact.

•	Invest in differentiated capabilities that help us lead in an AI-first world.

At Wipro, we have sharpened our strategy, strengthened our capabilities, and stayed true to our values. Focus remains on disciplined execution.

On behalf of the leadership team, I would like to thank each of you and all our stakeholders, including clients, partners, and employees, for your continued trust and support.

Thank you.